Exhibit 99.1

ABSOLUTE SOFTWARE TO ACQUIRE NETMOTION, TO DELIVER THE NEXT GENERATION OF ENDPOINT RESILIENCE

Positions Company for Entry into High Growth Adjacent Market with Compelling, Competitively Advantaged ZTNA and SASE Product Portfolio, on Foundation of Strong Profitability

Expected to be Accretive to ARR, Revenue, and Adjusted EBITDA Growth Going Forward

VANCOUVER, British Columbia and SAN JOSE, Calif. — May 11, 2021 — Absolute Software Corporation (Nasdaq: ABST) (TSX: ABST) (“Absolute”), a leader in Endpoint Resilience™ solutions, today announced it has signed a definitive agreement to acquire NetMotion Software, Inc., a leading provider of connectivity and security solutions (the “Transaction”). Under the terms of the agreement, Absolute will acquire 100% of privately-held NetMotion for USD$340 million in cash.

NetMotion is a remote secure access platform that combines security, visibility and policy management to provide a secure end-user experience. NetMotion’s unified Secure Access Service Edge (SASE) platform combines a high-performance, enterprise-grade virtual private network (VPN), Digital Experience Monitoring and Zero-Trust Network Access (ZTNA), delivering secure network access in customer IT environments. NetMotion’s industry-leading platform successfully supports over 3,000 organizations, with a Net Promoter Score (NPS) of 91.

The Transaction is expected to deliver meaningful benefits for Absolute’s strategic position including:

•	Entering into a complementary adjacency that is expected to strengthen Absolute’s overall competitive position as Endpoint Resilience evolves in the ‘work from anywhere’ era.

•	Establishing a competitive position in the high-growth Zero Trust and ZTNA markets with a unique endpoint-led offering.

•	Securing a highly relevant position in mobile, as customer needs evolve for a multi-device world.

•	Delivering enhanced and in-demand data for visibility to the remote worker.

“The work from anywhere era has created the need for an entirely new set of capabilities that can deliver security and scalability without impeding the user experience,” said Christy Wyatt, Absolute’s President and CEO. “A modern security posture will require organizations to have complete visibility that extends from the endpoint to the edge, capable of delivering intelligence into the state and health of devices, applications, and network connections. And, they need the ability to make every endpoint, app, and connection resilient and capable of autonomously self-healing if they fail or go offline. This is why I am thrilled to welcome NetMotion to the Absolute family. Together, we are poised to accelerate Endpoint Resilience for our customers – both today and as their security approaches continue to evolve.”

“As the world moves away from legacy networking models, and organizations aggressively adopt cloud-based services, there is an increased, urgent demand for zero-trust secure access solutions,” said Christopher Kenessey, NetMotion’s Chief Executive Officer. “This acquisition presents Absolute with a compelling opportunity that will help solve the issue of user-degraded experience while meeting new, and continuously evolving, expectations for resilience across both endpoints and network security. Together, Absolute and NetMotion will empower IT and security teams with the visibility, control and advanced intelligence needed to deliver a seamless and secure digital user experience on any device or network, anywhere.”

Strategic Rationale

Absolute is an endpoint-centric security company and is a leader in Endpoint Resilience solutions. Absolute has the industry’s only undeletable defense platform embedded in over a half-billion devices. This gives organizations complete connectivity, visibility, and control with an ability to self-heal mission-critical applications so that they remain healthy and deliver intended value. NetMotion brings a network-centric security platform with a proven ability to maintain a resilient connection across networks. This enables users to securely access organizational resources on premises or in the cloud while moving through corporate, home and offsite locations without the need to reconnect or re-authenticate. With the addition of NetMotion, Absolute will offer a next generation solution that combines Endpoint Resilience and network continuity, delivering secure access while enhancing both the security posture of the organization and the end-user experience.

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Enabling a User First Security Solution for Work from Anywhere Era: By combining Endpoint Resilience with secure network access, Absolute will be able to deliver the next generation of Endpoint Resilience and offer solutions that enable organizations to prioritize the user experience without compromising on security, compliance or productivity. A resilient network connection with a self-healing endpoint limits IT intervention, maximizing technology functionality with a hardened security posture.

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Hardening Security and Improving Compliance: The combined platforms will have a complete view into the hybrid worker with endpoint inventory, device security posture and geolocation coupled with network connectivity, usage and browsing activity. With granular policy control and firmware embedded connection to the device, the organization can significantly enhance its security posture and overall compliance.

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Creating Enhanced View to the Hybrid Work Experience: Beyond the user expectations in the ‘Work from Anywhere’ world, organizations will need to collect, visualize and analyze data about all aspects of their end-user computing experience. By adding NetMotion, Absolute will be able to offer an enhanced view into the endpoint, web usage, applications and network with network connection strength. Absolute expects to creates a unique ability for organizations to collect critical data and respond to their users’ needs in a more timely, efficient and cost-effective manner.

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Offering a Single Platform for the SASE Evolution: NetMotion’s enterprise-grade VPN offering allows for customers to efficiently move through a multi-year transition to more modern security expectations of zero-trust and secure access service edge (SASE). Absolute’s endpoint connectivity, control and resilience will enable a more efficient transition with an enhanced ability to mitigate user pain points and ultimately adopt a more advanced SASE posture centered on a secure user experience.

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Expanding Sales Channels: Both companies have highly-efficient channel sales models, including Absolute’s connection with most leading PC manufacturers, and NetMotion’s strong connection to many leading mobile carriers, together with strong relationships with key IT resellers and technology partners. Absolute intends to leverage this diverse channel network to drive sales and growth.

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Competitive Advantage in High Growth Market: By adding NetMotion, Absolute believes it will offer a competitively advantaged SASE platform that can maximize security and productivity. Absolute will offer a unique zero trust solution that can grant secure access to enterprise systems based on user, Endpoint Resilience and application security posture without compromising the user experience.

Financial Profile

NetMotion brings a compelling business with a strong base of annual recurring revenue (ARR) and revenue growth profile that has benefited from the meaningfully greater awareness and demand for mobile and remote connectivity and is underpinned by a foundation of profitability. On a last twelve month (LTM) basis (through March 31, 2021), NetMotion presents a compelling financial profile of 115+% Net Dollar Retention and approximately $55 million in ARR, with approximately $60 million in revenue that grew at approximately 18% year-over-year. NetMotion’s profitability profile delivered approximately $18 million in adjusted EBITDA at a margin of approximately 30% and approximately $15 million in operating cash flow(1).

The combined company is expected to have a strong growth profile that is anchored in expanding profitability that enables a balanced approach to funding growth, debt repayment and driving shareholder value. On an LTM basis (up to March 31, 2021), the pro forma combined company is estimated to have approximately $175 million in ARR, approximately $176 million in revenue, approximately $50 million in adjusted EBITDA, and approximately $62 million in operating cash flow(2). The acquisition of NetMotion is expected to be accretive to Absolute’s ARR, revenue and adjusted EBITDA growth going forward.

“The acquisition of NetMotion is expected to strengthen our financial profile with scale, revenue diversity and a foundation of profitability as we continue to drive growth,” said Steven Gatoff, Absolute’s Chief Financial Officer. “Importantly, it strengthens our commitment to the ‘Rule of 40’ balance between revenue growth and profitability, which we believe will enable the company to seize on its potential to deliver a unified solution in expanded markets.”

Absolute expects the financial profile of the combined company will enable Absolute to develop and offer a larger scaled SaaS platform and continue to invest in engineering and sales talent to support our growth. As a result of the Transaction, Absolute expects to generate meaningful profitability, coupled with forecasted strong operating cash flow that we expect can be flexibly used to pay down debt and invest for growth. Absolute currently expects to have at the closing of the Transaction pro forma net debt to LTM adjusted EBITDA of approximately 4.5x, with a plan to de-lever to achieve a net debt to LTM adjusted EBTIDA ratio of <2.0x within the medium term. After closing of the Transaction, Absolute’s ongoing cash dividend payments will remain in place, subject to regular approval by Absolute’s Board of Directors.

Notes:

(1)

NetMotion standalone financial metrics based on a combination of NetMotion’s audited financial statements for its year ended December 31, 2020 and NetMotion’s unaudited financial statements for its quarter ended March 31, 2021. NetMotion’s financial statements have been prepared in accordance with U.S. GAAP.

(2)

Initial pro forma metrics based on a combination of NetMotion’s audited financial statements for its year ended December 31, 2020 and NetMotion’s unaudited financial statements for its quarter ended March 31, 2021, together with a combination of Absolute’s audited financial statements for its year ended June 30, 2020 and unaudited financial statements for its quarter ended March 31, 2021, with certain adjustments for consistent presentation.

NetMotion’s financial statements have been prepared in accordance with U.S. GAAP and Absolute’s financial statements have been prepared in accordance with IFRS.

Transaction Details

The Transaction is a USD$340 million all-cash acquisition of NetMotion through which NetMotion will become a wholly-owned US subsidiary of Absolute. Absolute expects to fund the Transaction consideration with a combination of USD$275 million in debt and using USD$65 million in cash from Absolute’s balance sheet.

Absolute has obtained an underwritten commitment from Benefit Street Partners LLC for a USD$275 million term loan. The term loan is contemplated to have a six-year term, bearing interest at an annual rate of LIBOR plus 6 percent, subject to performance-based reductions from time to time, and contains customary terms and conditions for a senior secured financing of this nature.

The Transaction, which is subject to customary closing conditions and post-closing working capital adjustment, is expected to close towards the end of June 2021, subject to applicable regulatory approvals.

Advisors

Foros is acting as financial advisor to Absolute. Cooley LLP and Blake, Cassels & Graydon LLP are serving as legal counsel to Absolute. Evercore Group LLC is serving as financial advisor to NetMotion and Wilson Sonsini Goodrich & Rosati PC is serving as legal counsel to NetMotion.

Additional Materials & Conference Call

Please refer to Absolute’s Investor Relations website at www.absolute.com/company/investors/ for more information about NetMotion and the Transaction.

Absolute will hold a conference call to discuss its Q3 F2021 financial results and the Transaction on Tuesday, May 11, 2021, at 5:00 p.m. ET (2:00 p.m. PT) after the financial markets close. The call will be accessible by dialing 647-427-7450 or 1-888-231-8191. A live audio webcast of the conference call will also be available via Absolute Investor Relations website. The conference call will be archived for replay until Tuesday, May 18, 2021. To access the archived conference call, please dial 416-849-0833 or 1-855-859-2056 and enter the reservation code 1175112. An archived replay of the webcast will be available for 90 days.

Non-IFRS/GAAP Measures & Metrics

Throughout this press release, Absolute refers to a number of measures and metrics that Absolute believes are meaningful in the assessment of Absolute’s, NetMotion’s and the proposed combined company’s pro forma performance. Many of these metrics are non-standard measures under International Financial Reporting Standards (“IFRS”) or U.S. generally accepted accounting principles (“U.S. GAAP”), do not have any standardized meaning under IFRS or U.S. GAAP, as applicable, and are unlikely to be comparable to similarly titled measures reported by other companies. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results or cash flows from operations as determined in accordance with IFRS. For more complete discussion of these non-IFRS measures, please refer to Absolute’s Q3 F2021 MD&A.

Pro Forma Metrics

This press release includes certain pro forma performance measures, such as ARR and Adjusted EBITDA, which reflect the performance of NetMotion. Because Absolute may not calculate such historical measures in the same way as NetMotion, we have applied certain assumptions to such pro forma measures, and the future results of the proposed combined company may not be a comparable result. The pro forma financial data in this press release has not been audited or reviewed by any independent auditor, is preliminary in nature, and remains subject to change. Additionally, the pro forma financial data in this press release has not been prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission, including Regulation S-X promulgated by the U.S. Securities and Exchange Commission, or applicable laws in the United States. Further, NetMotion’s results have been prepared according to U.S. GAAP and Absolute’s results are prepared according to IFRS. As a result, the pro forma financial data herein reflects certain assumptions that may affect the comparability of such data to NetMotion’s standalone financial statements. As such, the pro forma financial data is used for illustrative purposes only, and is not a forecast, and may not reflect the actual results of the proposed combined company following completion of the Transaction, if completed. Forward looking estimates and statements are subject to any potential closing adjustments for the Transaction and do not include any adjustments for US GAAP to IFRS or for any purchase accounting adjustments associated with the Transaction.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation, any statements (express or implied) respecting: future events and anticipated results of operations and business strategies; the anticipated operational and financial benefits of the Transaction to Absolute; the competitive advantages expected to accrue to Absolute as a result of the Transaction; the proposed product offerings of the combined company and the nature and benefits of such proposed product offerings; the anticipated impact of the Transaction on the combined company’s business and future financial profile and financial and operating results; forecasts of the combined company’s ARR, revenue and adjusted EBITDA; Absolute’s plans to reduce its net-debt to adjusted EBITDA ratio in the future; Absolute’s plans with respect to its dividend policy; the expected amount and timing of synergies from the Transaction; the satisfaction of all conditions to closing to the Transaction, including the receipt of regulatory approvals and financing for the Transaction; the anticipated closing date for the Transaction; and other aspects of Absolute’s strategies, operations or operating results. Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute and NetMotion will be able to retain and hire key personnel and maintain relationships with key customers, partners, and others with whom Absolute or NetMotion do business; the Transaction will not disrupt current plans and operations; there will be no legal proceedings related to the Transaction; the parties will be able to consummate the Transaction on a timely basis; the conditions precedent to consummation of the Transaction, including regulatory approvals, will be satisfied in a timely manner; Absolute will be able to successfully integrate NetMotion’s operations and realize the expected benefits to Absolute from the Transaction; the combined company’s financial profile will align with Absolute’s forecasts; Absolute will be able to successfully reduce its net debt to adjusted EBITDA ratio in the future; Absolute will be able to implement its plans, forecasts, and other expectations with respect to Absolute’s business after the completion of the Transaction and realize expected synergies; and there will be no significant business disruption prior to or following the completion of the Transaction. Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business (as more particularly described in the “Risk and Uncertainties” section of Absolute’s Q3 F2021 Management’s Discussion and Analysis, which is available at www.absolute.com and under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov), including the following particular risks: that the effect of the announcement and/or completion of the Transaction will impair the ability of Absolute or NetMotion to retain and hire key personnel and maintain relationships with key customers, partners, and others with whom Absolute or NetMotion do business, and will otherwise harm Absolute’s or NetMotion’s operating results and business generally; that the Transaction disrupts current plans and operations; that any legal proceedings related to the Transaction result in adverse consequences to Absolute; that the parties will be unable to consummate the Transaction on a timely basis or at all; the that the parties will not be able to satisfy the conditions precedent to consummation of the Transaction, including the ability to secure regulatory approvals and financing on the terms expected, in a timely manner, or at all; that Absolute may not be able to successfully integrate NetMotion’s operations; that Absolute may be unable implement its plans, forecasts, and other expectations with respect to Absolute’s business after the completion of the Transaction as anticipated, or at all, to realize the expected synergies from the Transaction; that the combined company will not have the projected financial profile and will not experience the financial benefits expected to result from the Transaction; that Absolute will be unable to reduce its net debt to adjusted EBITDA ratio in the manner expected, or at all, in the future; that

Absolute may reduce or discontinue its periodic dividend payments in the future; and that the announcement and/or completion of the Transaction will disrupt the business of Absolute. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute. All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

About Absolute

Absolute is a leader in Endpoint Resilience solutions and the industry’s only undeletable defense platform embedded in over a half-billion devices. Enabling a permanent digital tether between the endpoint and the enterprise who distributed it, Absolute provides IT and Security organizations with complete connectivity, visibility, and control, whether a device is on or off the corporate network, and empowers them with Self-Healing Endpoint™ï¸ security to ensure mission-critical apps remain healthy and deliver intended value.

About NetMotion

NetMotion provides security solutions for millions of devices deployed around the world. Customers choose the NetMotion platform for its powerful zero trust network access (ZTNA), experience monitoring and mobile-first enterprise VPN functionality. These solutions stand out for their ability to actively improve the employee experience. Visit www.NetMotion.com or follow NetMotion on Twitter @NetMotion.

©2021 Absolute Software Corporation. All rights reserved. ABSOLUTE and the ABSOLUTE logo are registered trademarks of Absolute Software Corporation in the United States and/or other countries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ï¸ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Contacts

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press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

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